Exhibit 99.1

BioNTech SE Shareholders Approve All Agenda Items at the
Annual General Meeting 2024

MAINZ, Germany, May 17, 2024 (GLOBE NEWSWIRE) — BioNTech SE (Nasdaq: BNTX, “BioNTech” or the “Company”) held its Annual General Meeting (“AGM”) today, May 17, 2024. A total of 87.51 per cent of the share capital was represented at the virtual assembly. There were 14 items on the agenda of the AGM. All resolutions proposed on the agenda items put to the vote at today’s AGM were approved by a large majority of the shareholders.

“The past few years marked a leap in competence for BioNTech,” said Helmut Jeggle, Chairman of the Supervisory Board of BioNTech. “With the development and commercialization of a leading COVID-19 vaccine, BioNTech has shown that it can deliver against targeted objectives successfully. Today, BioNTech’s robust financial position is an excellent foundation for its transformation into a multi-product company, with particular focus on achieving commercial readiness in oncology.”

“2023 was a year in which we made important progress in many areas: We maintained a leading position in the COVID-19 vaccine market, published encouraging data for candidates in our oncology pipeline and launched potentially registrational trials. Additionally, we have strengthened our organization in preparation for the next phase of growth, particularly with regards to our planned product launches in oncology,” said Prof. Ugur Sahin, M.D., CEO and Co-Founder of BioNTech. “We believe that our therapies under development, once approved, have the potential to complement or replace established cancer treatment approaches in many areas in the future.”

The voting results for all agenda items can be seen on the Annual General Meeting 2024 website under the section ‘Voting Results’. The speech by Prof. Ugur Sahin, M.D., and the slides presented at the AGM 2024 can be found in section ‘Speeches and Presentations’ under the same link.

About BioNTech
Biopharmaceutical New Technologies (BioNTech) is a global next generation immunotherapy company pioneering novel therapies for cancer and other serious diseases. BioNTech exploits a wide array of computational discovery and therapeutic drug platforms for the rapid development of novel biopharmaceuticals. Its broad portfolio of oncology product candidates includes individualized and off-the-shelf mRNA-based therapies, innovative chimeric antigen receptor (CAR) T cells, several protein-based therapeutics, including bispecific immune checkpoint modulators, targeted cancer antibodies and antibody-drug conjugate (ADC) therapeutics, as well as small molecules. Based on its deep expertise in mRNA vaccine development and in-house manufacturing capabilities, BioNTech and its collaborators are developing multiple mRNA vaccine candidates for a range of infectious diseases alongside its diverse oncology pipeline. BioNTech has established a broad set of relationships with multiple global and specialized pharmaceutical collaborators, including Biotheus, DualityBio, Fosun Pharma, Genentech, a member of the Roche Group, Genevant, Genmab, MediLink, OncoC4, Pfizer and Regeneron.

For more information, please visit www.BioNTech.com.

Forward-Looking Statements
This press release contains “forward-looking statements” of BioNTech within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may include, but may not be limited to, statements concerning BioNTech’s financial position; BioNTech’s research and development programs, including statements characterizing timing, related preparatory work, and the availability of results; and BioNTech’s preparations for potential product launches in oncology. Any forward-looking statements in this press release are based on BioNTech’s current expectations and beliefs of future events. The forward-looking statements in this press release are neither promises nor guarantees, and you should not place undue reliance on these forward-looking statements because they involve known and unknown risks, uncertainties, and other factors, many of which are beyond BioNTech’s control, and which could cause actual results to differ materially from those expressed or implied by these forward-looking statements.

You should review the risks and uncertainties described under the heading “Risk Factors” in BioNTech’s Report on Form 6-K for the period ended March 31, 2024 and in subsequent filings made by BioNTech with the SEC, which are available on the SEC’s website at www.sec.gov. These forward-looking statements speak only as of the date hereof. Except as required by law, BioNTech disclaims any intention or responsibility for updating or revising any forward-looking statements contained in this press release in the event of new information, future developments or otherwise.

CONTACTS

Investor Relations
Victoria Meissner, M.D.
+1 617 528 8293
Investors@biontech.de

Media Relations
Jasmina Alatovic
+49 (0)6131 9084 1513
Media@biontech.de
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